CERTIFICATE OF AMENDMENT TO THE

CERTIFICATE OF INCORPORATION

OF

SKY QUARRY INC.

Sky Quarry Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation’s Certificate of Incorporation, as amended (the “Certificate of Incorporation”).

Article FOUR of the Certificate of Incorporation is hereby amended by deleting it in its entirety and substituting therefor:

“4. The Corporation shall be authorized to issue a total of one hundred million (100,000,000) shares of its capital stock, par value one one-hundredth of a cent ($0.0001) per share (the “Common Stock”).

Effective at 11:59 p.m., Eastern Time, on April 9, 2024 (the “Effective Time”), every three (3) shares of Common Stock of the Corporation issued and outstanding or held as treasury shares shall thereupon, without any action on the part of the holder thereof or the Corporation, be reclassified and combined into one (1) share (the “Split Ratio”) of validly issued, fully paid, and non-assessable share of Common Stock having a par value of $0.0001 per share, subject to the treatment of fractional share interests as described in the immediately following sentence (the “Reverse Stock Split”). Any fractional shares of Common Stock resulting from the Reverse Stock Split shall be rounded up to the next whole share. All warrants, options and other securities convertible, exchangeable or that can be exercised for Common Stock outstanding at the Effective Time and outstanding option agreements, be, and the same hereby are, adjusted as of the Effective Time as follows: the number of shares of Common Stock that each such option and warrant currently entities the holder to purchase will be divided by three (3) rounded up to the nearest whole share and the exercise price of each share of Common Stock subject to each such option and warrant will be multiplied by three (3).”

All other provisions of the Certificate of Incorporation remain unchanged.

This Certificate of Amendment to the Certificate of Incorporation was approved by written consent of the Board of Directors and a majority of the stockholders of the Corporation effective March 20, 2024, pursuant to the requirements of Sections 228 and 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of incorporation to be duly executed by its authorized officer as of the 9th day of April 2024.

SKYQUARRY INC.

By:	/s/ David Sealock
Name:	David Sealock
Title:	Chairman and CEO